CANANDAIGUA NATIONAL CORPORATION

72 S. Main Street

Canandaigua, NY 14424

July 18, 2013

Via E-mail and FedEx Overnight

E-Mail: PanosN@SEC.GOV

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Re:

Canandaigua National Corporation
Schedule 13E-3 Filed on July 1, 2013

File No. 005-85304

Ladies and Gentlemen:

This letter sets forth the response of Canandaigua National Corporation (the “Company”) to your letter, dated July 11, 2013, setting forth the comments of the staff of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s filings listed above.  For your convenience, the comments are reproduced below before the Company’s answers.  In addition, we enclose for your convenience copies of Amendment No. 1 to the Schedule 13E−3 (the “Schedule 13E-3”), which is being filed with the Commission today, both clean and marked to show changes from the initial version filed on July 1, 2013.

Summary of Terms, page 4

1.

Other than the circumstances arising under the offer conditions described on page 18, both of which relate to tender eligibility, the issuer/offeror is unconditionally bound to pay for tendered securities. The issuer/offeror cannot unilaterally decide to terminate the offer at any time for any reason without the offer being considered illusory. The generic reference at page 18 to the Board’s discretion being “subject to applicable law” does not negate the need to amend the offer disclosure. Please revise. See Section 14(e).

Company response:

We have revised the language appearing on page 4 and other places where it appears in the Offer to Purchase (the “Offer to Purchase”) forming a portion of the Company’s Schedule 13E-3 referred to above to remove the references to any right by the Company to terminate the offer for any reason.

2.

We note you have reserved the right to “extend . . . or terminate [the tender offer at] an earlier date.” Please revise to indicate that the tender offer may not be terminated prior to July 25, 2013, which date is twenty business days from June 26, 2013, the date of commencement for the tender offer, unless pursuant to an offer condition that appears in an amended filing. Refer to Rule 14e-1(a).

Division of Corporation Finance

U. S. Securities and Exchange Commission

July 18, 2013

Company response:

The language on page 3 of the Offer to Purchase and elsewhere where it occurs has been revised as requested.

Effects of the Tender Offer on Affiliates as Shareholders, page 12

3.

Revise to indicate, if true, that the affiliates will become the direct beneficiaries of the cost savings associated with the issuer no longer having to comply with the federal securities laws. Quantify this benefit to the extent practicable, and disclose that these estimated future savings available to the issuer will be a recurring benefit. See Instruction 2 to Item 1013 of Regulation M-A.

Company response:

Affiliates of the Company, each of whom is a member of the board of directors of the Company or is an executive officer of the Company, all hold of record more than 99 shares of the Company’s common stock and are ineligible to participate in the odd-lot tender offer.  Like all other shareholders of the Company, the affiliates will indirectly benefit from a reduction in the expenses incurred by the Company if it is able to deregister its common stock as a result of the odd-lot tender offer.  The Company does not anticipate that the affiliates will derive any benefit from the cost savings not shared by all remaining shareholders directly as a result of the deregistration, but some executive officers may see a shift in duties from the public reporting obligations to other activities to benefit the Company.  As noted on page 13 of the Offer to Purchase, affiliates will be relieved of certain reporting obligations under Section 16 of the Securities Exchange Act of 1934, as amended.

The Offer to Purchase has been amended to indicate that the expected costs savings resulting from dereigstration would be an annual savings.

Determination of Fairness of Offer by Our Board of Directors, page 15

4.

The discussion regarding the fairness of the transaction has been offered by the board. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply, by their terms, to the issuer engaged in the Rule 13e-3 transaction. Please revise to affirmatively indicate, if true, that the board of directors is expressing the fairness determination on behalf of the issuer. In addition, please make conforming changes throughout the disclosure document.

Company response:

The Offer to Purchase has been amended to reflect that the Board of Directors has determined on behalf of the Company that the Offer is fair to the tendering shareholders and to the remaining shareholders, unaffiliated and affiliated.

5.

Revise to indicate whether or not the board, on behalf of the issuer, believes that the tender is fair to unaffiliated security holders who do not tender. Refer to Q & A No. 19 in Exchange Act Release 17719 (April 13, 1981).

Division of Corporation Finance

U. S. Securities and Exchange Commission

July 18, 2013

Company response:

As noted on page 15 of the Offer to Purchase, the Board of Directors believes that the Offer is fair to shareholders who are not eligible to participate or who otherwise decide not to tender, a group which comprises the affiliated shareholders and the unaffiliated shareholders who are not eligible to participate or who are eligible to participate and do not tender.  The language has been amended to state that the determination of fairness applies to all remaining shareholders, whether unaffiliated or affiliated.

6.

To the extent that the board excluded from consideration in reaching its fairness determination the purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A, as well as any firm offers received by unaffiliated third parties during the last two years, please revise to state the reason(s) why such factors were not relied upon in producing the fairness determination. See Q & A 20 in Exchange Act Release 17719 (April 13, 1981) and General Instruction E to Schedule 13E-3 (which requires the disclosure of negative responses in the context of complying with Item 8 of Schedule 13E-3).

Company response:

The Board of Directors did consider the purchase prices paid by (a) Canandaigua National Bank and Trust Company (the “Bank”), the Company’s principal operating bank subsidiary, for shares of the Company’s common stock for the Arthur S. Hamlin Award, (b) the Canandaigua National Corporation Employee Stock Ownership Plan (“ESOP”), and (c) the Company for treasury.  The Bank, ESOP, and Company purchase prices per share were determined based on the most recent price established at the sealed-bid auction immediately preceding the purchase.  The Offer to Purchase has been amended to reference the Board of Director’s consideration of such prices.

The Company has not received any firm offers from unaffiliated third parties during the last two years, so the Board of Directors did not consider any such offers in reaching its fairness determination.

Determination of Fairness of Offer by Affiliates, page 16

7.

Advise us, with a view toward revised disclosure, whether or not the affiliates are engaged in the Rule 13e-3 transaction. We note, for example, that the affiliates have not been identified on the cover page of Schedule 13E-3 as parties having filed the transaction statement. In addition, only one person has signed the transaction statement on behalf of a single filing person.

Company response:

Affiliates of the Company are not engaged in the Rule 13e-3 transaction or participating in the Offer.  The Company’s board of directors made the decision to proceed with the odd-lot tender offer, but the members of the Company’s board of directors and executive management are not eligible to participate in the Offer and are not individually soliciting participation by eligible shareholders.  Richard H. Hawks, Jr., a non-executive officer of the Bank who is not an affiliate, is serving as the information agent for the Offer and is the only person designated within the Company and the Bank to respond to inquiries from eligible shareholders regarding the Offer.

Division of Corporation Finance

U. S. Securities and Exchange Commission

July 18, 2013

Termination of Validity; Rejection of Shares, page 20

8.

We noticed the disclosure that the issuer has reserved the “absolute right” to reject any and all tenders and that any such determinations will be “final and binding” on all parties. Please revise to make clear that shareholders may challenge the issuer’s determinations in a court of competent jurisdiction. Please make conforming changes wherever else this language appears, including the section titled “Withdrawal Rights.”

Company response:

The requested changes have been incorporated in the Offer to Purchase on page 20 and elsewhere where the language appears.

Purchase and Payment, page 21

9.

There appears to exist a typographical error that is not immaterial inasmuch as the disclosure states the issuer is prepared to “accept your payment.” Please revise to remove the implication that tendering security holders are required to make a payment, or advise.

Company response:

The erroneous language has been corrected.

Summary Consolidated Financial Information, page 30

10.

We noticed that financial information from the issuer’s annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. The summary financial information presented does not appear to fully conform to this standard. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3 by using the information reported in the Form 10-K filed on February 21, 2013 and amendments thereto, or advise.

Company response:

The Company believes that the summary financial information required by Item 1010(c) of Regulation M-A has been disclosed on page 30 of the Offer to Purchase in accordance with Regulation M-A Item 1010(c) and Regulation S-X Item 1-02(bb).  Regulation S-X Item 1-02(bb)(i) provides that with respect to balance sheet items: “for specialized industries in which classified balance sheets are normally not presented, information shall be provided as to the nature and amount of the majority components of assets and liabilities.”  With respect to income statement items, Regulation S-X Item 1-02(bb)(ii) provides that “for specialized industries, other information may be substituted for sales and related costs and expenses if necessary for a more meaningful presentation.”  The Company’s summary financial information is presented in accordance with the Commission’s Industry Guide 3, Statistical Disclosure by Bank Holding Companies and the Company believes that such presentation meets the disclosure requirements of

Division of Corporation Finance

U. S. Securities and Exchange Commission

July 18, 2013

Regulation M-A Item 1010(c) and Regulation S-X Item 1-02(bb) in accordance with the parenthetical instructions in Items 1-02(bb)(i) and 1-02(bb)(ii) noted above.

The ratio of earnings to fixed charges has been added to the Summary Financial Information table on page 30 of the Offer to Purchase.

Conclusion

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions or additional comments, please call me at 585-396-4260 ext. 36044 or Steven H. Swartout, Esq., the Company’s Executive Vice President and General Counsel, at 585-394-4260, ext. 36107.

Sincerely,

/s/Lawrence A. Heilbronner

Lawrence A. Heilbronner

Executive Vice President and Chief Financial Officer and its Principal Accounting Officer